Exhibit 99.3

ADDENDUM TO IRREVOCABLE PROXY

OF UNITED INSURANCE HOLDINGS CORP.

To induce Neil W. Savage, William H. Hood, III, and Kern M. Davis (collectively “Proxy Holders” or individually “Proxy Holder”) to incur the expenses and devote time associated with filing a Schedule 13D in connection with beneficial ownership of United Insurance Holdings Corp., a Delaware corporation (“United”), the undersigned (“Shareholder”), a shareholder of United, made certain representations and granted a proxy to the Proxy Holders on or about February 14, 2011 for the shares of United that the Shareholder owned as of the date of such proxy (the “Original Proxy”).

The Shareholder has acquired 70,000 additional shares of United (the “Additional Shares”).

Pursuant to this Addendum to Irrevocable Proxy, the Shareholder hereby makes the Additional Shares subject to the proxy he granted on or about February 14, 2011 so that the Additional Shares are added to the “Shares” in the Original Proxy.

Except as expressly set forth herein, the Original Proxy shall not by implication or otherwise be supplemented or amended by virtue of this Addendum, but shall remain in full force and effect, as supplemented hereby. This Addendum and the unaltered portions of the Original Proxy constitute the entire agreement between the parties with respect to the subject matter of this Addendum and supersede all prior agreements and understanding, both oral and written, between the parties with respect to the subject matter of this Addendum. To the extent that there is a conflict between the terms and provisions of the Original Proxy and this Addendum, the terms and provisions of this Addendum shall govern for purposes of the subject matter of this Addendum only.

/s/ Robert C. Frey
Robert C. Frey
Date: October 26, 2011